Exhibit 1

[DOMINION ENERGY, INC. LETTERHEAD]

September 19, 2018

Dominion Energy Midstream Partners, LP

c/o Dominion Energy Midstream GP, LLC, its General Partner

120 Tredegar Street

Richmond, Virginia 23219

Attn:	Members of the Board of Directors of Dominion Energy Midstream GP, LLC

RE:	Possible acquisition of all outstanding publicly-held Common Units of Dominion Energy

Midstream Partners, LP

Ladies and Gentlemen:

Dominion Energy, Inc. (“Dominion Energy”) is pleased to submit this non-binding offer (this “Non-Binding Offer”) to Dominion Energy Midstream Partners, LP (“DEM”) regarding a possible transaction pursuant to which Dominion Energy, through a wholly owned subsidiary (“Merger Sub”) would acquire all of the outstanding Common Units of DEM not already owned by Dominion Energy and its affiliates (the “Transaction”), as described in more detail below.

As you are aware, Dominion Energy currently indirectly owns, through various of its wholly owned subsidiaries, 77,152,499 DEM Common Units, representing 60.9% of the total outstanding Common Units of DEM, and 11,365,628 DEM Series A Preferred Units, representing 37.5% of the total outstanding Series A Preferred Units of DEM. In addition, Dominion Energy currently indirectly owns the non-economic general partner interest in DEM through its wholly owned subsidiary Dominion Energy Midstream GP, LLC (“DEM GP”), the general partner of DEM. Subject to the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter, we are pleased to offer 0.2468 Common Shares of Dominion Energy in exchange for each issued and outstanding publicly-held Common Unit of DEM.

We believe this proposal is attractive to public holders of DEM Common Units. In light of recent regulatory developments that have affected both DEM and the master limited partnership (“MLP”) market in the U.S. more broadly, we are of the view that a combination transaction is the best strategic alternative currently available to DEM to maximize value for all of its unitholders. We believed the proposed exchange ratio for DEM Common Units reflects a fair value to the stand-alone value of DEM’s Common Units today. In particular, the value offered for all of DEM’s outstanding publicly-traded Common Units takes into account the difficulty of supporting DEM’s distribution levels in the future, given the combined impact of the announcement of the Federal Energy Regulatory Commission’s income tax allowance policy change and U.S. tax reform on MLP market valuations and the resulting impact on MLPs’ access to capital at reasonable rates.

Dominion Energy’s proposal offers unitholders a security with enhanced trading liquidity and provides direct ownership in one of the nation’s largest producers and transporters of energy with reliable cash flow generation supporting attractive dividend growth.

Dominion Energy Midstream Partners, LP

September 19, 2018

1.	Principal Terms; Key Assumptions.

The Transaction would be structured as a merger between DEM and Merger Sub, with DEM surviving the merger. The consideration payable in the Transaction will be a share-for-unit exchange of 0.2468 Common Shares for each issued and outstanding publicly-held Common Unit of DEM, as described above.

Key Assumptions

The principal terms set out above are based on the following key assumptions:

(a) Dominion Energy, Merger Sub and DEM would enter into a definitive merger agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b) The Transaction would be subject to customary closing conditions.

(c) The Transaction would be approved by the conflicts committee of the board of directors of DEM GP, the general partner of DEM.

(d) The closing of the Transaction would be subject to the (i) the consent of DEM GP and (ii) approval by holders of a majority of (a) the outstanding DEM Common Units and (b) the outstanding DEM Common Units and the outstanding DEM Series A Preferred Units voting together as a class pursuant to the terms of the Fourth Amended and Restated Agreement of Limited Partnership of DEM.

2.	Internal Approvals.

The Transaction has been reviewed by, and the delivery of this Non-Binding Offer to DEM has been approved by, the board of directors of Dominion Energy. Before Dominion Energy and Merger Sub would be in a position to enter into the Definitive Agreement with DEM, the Transaction would need to be reviewed and approved by the board of directors of Dominion Energy and Merger Sub. No approval or consent of Dominion Energy’s holders of Common Shares would be required for Dominion Energy to enter into or consummate the Transaction, including the issuance of Dominion Energy Common Shares in connection with the Transaction.

3.	Disclosures.

On September 19, 2018, Dominion Energy intends to (i) publicly announce that it has made an offer to DEM with respect to the Transaction, including disclosing the proposed share-for-unit exchange ratio and other key commercial terms of this Non-Binding Offer, (ii) provide its views with respect to DEM, and (iii) subsequently make related filings with various governmental authorities as required under applicable securities laws or regulations.

Dominion Energy Midstream Partners, LP

September 19, 2018

4.	Legal Effect.

This Non-Binding Offer is not intended to, and does not constitute or create any legally binding obligations or liabilities on the part of Dominion Energy or any of its affiliates. A binding obligation of Dominion Energy (or any of its affiliates) to effect the Transaction shall be created only upon the execution and delivery by Dominion Energy, Merger Sub and DEM of a Definitive Agreement. Dominion Energy and its affiliates reserve their right to withdraw this Non-Binding Offer at any time, for any reason, at their sole discretion.

After receipt of this offer and the authorization and undertaking of the conflicts committee process with your advisors, if this Non-Binding Offer is acceptable to DEM, Dominion Energy and its affiliates are prepared to begin negotiating the Definitive Agreement and any related agreements with DEM with respect to the Transaction.

We look forward to receiving DEM’s response to this Non-Binding Offer and stand prepared to discuss our analysis of the potential Transaction at DEM’s convenience.

Sincerely,

DOMINION ENERGY, INC.

By:	/s/ Thomas F. Farrell, II
Name:	Thomas F. Farrell, II
Title:	President and Chief Executive Officer